RECEIVED

2007 APR 24 A 10: 27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ZEISS CARL ZEISS MEDITEC

07022860

Carl Zeiss Meditec AG 07740 Jena Germany

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.

Washington, D. C. 20549-3628
United States

Mailstop: Room 3628

Carl Zeiss Meditec AG
Goeschwitzer Strasse 51-52
07745 Jena
Germany

Tel: +49 (0) 36 41/220-105

Fax: +49 (0) 36 41/220-117

e-mail: j.brajer@meditec.zeiss.com

Division/ Dept.: Investor Relations
Your contact: Jens Brajer

SUPPL

Our ref.: JB//Yei
Date: 2007-04-13

File No. 82-34817

Dear Ladies and Gentlemen,

Please find attached the following documents that were released to our shareholders:

Type of document
Press Release

PROCESSED
APR 2 6 2007
THOMSON FINANCIAL

Best regards,

Carl Zeiss Meditec AG

Jens Brajer
Director Investor Relations

Yvonne Eisner
Assistant Investor Relations

4/24

RECEIVED

2007 APR 24 A 10:27

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

CARL ZEISS MEDITEC

Carl Zeiss Meditec Joins Forces with Ilmenau University to Combat Blindness

Joint research into new diagnostic techniques offers benefits to both patients and doctors

Jena, April 13th, 2007 In most eye diseases, early, precise diagnosis is the best way to prevent serious visual impairments up to and including blindness. The multimodal combination of different diagnostic techniques, allowing the timely and targeted treatment of eye disorders, is the focus of a research project jointly launched by Carl Zeiss Meditec AG and Ilmenau University in Germany, together with the "Ophthalmoinnovation Thüringen" research federation and other firms in the ophthalmic sector.

The planned integration of individual diagnostic methods provides a much more exact, detailed and complete diagnosis. Patient therapy improves due to the integration of aids to help the doctor decide on the correct therapy. Duplicate examinations are avoided. In addition, integrated diagnosis means that the doctor no longer needs to cope with floods of data, therefore helping to increase efficiency in health care.

"Particularly in the case of such widespread diseases as diabetes, the approach we are taking in our project could help prevent blindness in many people," says Prof. Dr. Jens Haueisen from Ilmenau University. In Germany alone, roughly 30,000 people have lost their sight through diabetes – and the trend is increasing. By avoiding unnecessary examinations, many millions of dollars could be saved in the German health care system.

In the 5-year project sponsored by the German Federal Ministry of Education and Research (BMBF), three examination methods will be combined: microcirculation, electro and metabolic diagnosis. 8 research scientists will be working on the project at Ilmenau University. Close collaboration with the development division of Carl Zeiss Meditec has recently begun.

Press Release

CARL ZEISS MEDITEC

Brief profile

Carl Zeiss Meditec AG (ISIN: DE 0005313704) is one of the world's leading medical technology companies. This market position is based on over 160 years of experience in optical innovation.

The company has two primary areas of activitiy: In the field of ophthalmology Carl Zeiss Meditec offers integrated solutions for treating the four main eye diseases: vision defects (refraction), cataracts, glaucoma and retinal disorders. The company's system solutions are employed in all phases of the disease management, from diagnosis to treatment and follow-up. Carl Zeiss Meditec has always applied its technological expertise to product innovations. These innovations range from basic systems such as slit lamps and fundus cameras to standard setting diagnostic systems such as the Humphrey® Field Analyser, the Stratus OCT™ and the IOLMaster®, through to the surgical microscopes and innovative treatment systems in refractive laser surgery. The product portfolio in ophthalmic surgery is rounded off by intraocular lenses and consumables.

In the field of neuro and ENT surgery, Carl Zeiss Meditec is the world's leading provider of surgical microscopes and microsurgical visualisation solutions for a very broad range of applications, such as tumor and vascular surgery in the head region and/or spinal surgery. The most recent example of our innovative performance in the area of microsurgery is the OPMI Pentero® visualisation system, which allows efficient and ergonomic patient treatment. Carl Zeiss Meditec will systematically expand its product range in this area and become a solution provider in neuro and ENT surgery as well.

Carl Zeiss Meditec's medical technology portfolio is rounded off by visualisation systems for doctors in private practice and promising future technologies such as intraoperative radiation therapy, which allows the targeted treatment of breast cancer and brain cancer directly during surgery.

An aging global population, rising expectations of doctors and patients, together with innovative treatment methods in medical technology are expected to promote market growth in the long term. Carl Zeiss Meditec holds an optimum position for future developments in the health sector. The company focuses its solution portfolio on the three medical challenges with a significant social and economic impact: loss of mobility, vision and cognitive abilities. The goal is to deliver technologies and application-oriented solutions that allow doctors to improve the quality of life of their patients and to further improve the efficiency of diagnosis and treatment.

Carl Zeiss Meditec AG is based in Jena, Germany, with subsidiaries in Germany (Carl Zeiss Meditec Surgical GmbH and Carl Zeiss Meditec Vertriebsgesellschaf mbH), the USA (Carl Zeiss Meditec, Inc., Dublin California), in Japan (Carl Zeiss Meditec Co., Ltd., Tokyo), Spain (Carl Zeiss Meditec Iberia S.A., Madrid) and France (Ioltech SAS, La Rochelle, and Carl Zeiss Meditec France SAS, Le Pecq).

Press Release

CARL ZEISS MEDITEC

Thirty-five percent of the Carl Zeiss Meditec shares are in free float. The remaining 65 percent are held by Carl Zeiss, one of the world's leading international groups engaged in the optical and opto-electronics industry.

Contact

Public Relations
Kerstin Nössig / Public Relations
Göschwitzer Straße 51-52
07745 Jena

Telefon: +49 (0) 36 41 - 2 20 - 3 35
Telefax: +49 (0) 36 41 - 2 20 - 2 82
E-Mail: k.noessig@meditec.zeiss.com
Web: http://www.meditec.zeiss.de

Investor Relations
Jens Brajer/ Director Investor Relations
Göschwitzer Straße 51-52
07745 Jena

Telefon: +49 (0) 36 41 - 2 20 - 1 05
Telefax: +49 (0) 36 41 - 2 20 - 1 17
E-Mail: investors@meditec.zeiss.com
Web: http://www.meditec.zeiss.de

Press Release

END